Volaris Reports December 2021 Traffic Results:

27% demand growth versus 2019 with an 86% Load Factor

Mexico City, Mexico, January 6th, 2022 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central and South America reports its December 2021 preliminary traffic results.

In December 2021, passenger demand (RPMs) in the domestic Mexican and international markets for Volaris increased 34.9% and 10.8%, respectively, as compared to December 2019. The Company capitalized on the strong market demand to add capacity (ASMs), both domestically (+35.5%) and internationally (+20.8%), while maintaining a high load factor (85.9%). In December 2021, Volaris transported 2.6 million passengers, 31% higher than the pre-pandemic levels.

For the first quarter 2022, the capacity we currently have on sale represents an ASM growth of approximately 3% compared to the fourth quarter of 2021, implying around 53% ASM growth versus the first quarter of 2021. However, as we have demonstrated since the beginning of the pandemic, we will continue to actively manage capacity and will react accordingly if we observe a deterioration in demand in our markets associated with the Omicron variant.

Commenting on December traffic figures, Volaris’ President and CEO Enrique Beltranena said: “We closed the year with solid results as we continued to deploy the appropriate levels of capacity to match the strong demand in our core leisure and VFR markets.”

	Dec 2021	Dec 2020 Variation	Dec 2019 Variation	FY 2021	FY 2020 Var.	FY 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,795	40.3%	34.9%	17,470	60.3%	17.5%
International	683	40.1%	10.8%	6,332	71.3%	2.8%
Total	2,478	40.3%	27.2%	23,802	63.1%	13.2%
ASMs (million, scheduled & charter)
Domestic	2,017	29.9%	35.5%	20,099	49.5%	19.0%
International	868	24.6%	20.8%	7,997	65.6%	5.1%
Total	2,885	28.2%	30.7%	28,097	53.7%	14.7%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	89.0%	6.6 pp	(0.4) pp	86.9%	5.9 pp	(1.1) pp
International	78.7%	8.7 pp	(7.1) pp	79.2%	2.6 pp	(1.8) pp
Total	85.9%	7.4 pp	(2.3) pp	84.7%	4.8 pp	(1.1) pp
Passengers (thousand, scheduled & charter)
Domestic	2,094	45.2%	36.2%	19,836	62.7%	12.4%
International	495	45.4%	14.2%	4,569	81.5%	5.7%
Total	2,589	45.2%	31.4%	24,405	65.9%	11.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors, and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 185 and its fleet from 4 to 101 aircraft. Volaris offers more than 510 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com